UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

FUEL SYSTEMS SOLUTIONS, INC.

(Exact name of registrant as specified in its chapter)

Delaware	20-3960974
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3030 South Susan Santa Ana, CA	92704
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock	NASDAQ Global Market
Stock Purchase Rights	NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates:

                                                  (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

This document contains 7 pages.

The Exhibit Index is located on page 7.

Item 1.	Description of Registrant’s Securities to be Registered:

Common Stock

Subject to the rights specifically granted to holders of any then outstanding shares of preferred stock of Fuel Systems Solutions, Inc. (the “Company”), the common stockholders are entitled to vote together as a class on all matters submitted to a vote of the stockholders and are entitled to any dividends that may be declared by the Board of Directors. The common stockholders do not have cumulative voting rights. Upon the dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in the Company’s net assets after payment or provision for all liabilities and any preferential liquidation rights of any of our preferred stock then outstanding. The common stockholders have no preemptive rights to purchase shares of the Company’s capital stock. The issued and outstanding shares of common stock are not subject to any redemption provisions and are not convertible into any other shares of the Company’s capital stock. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our common stock and preferred stock we may issue in the future.

Stock Purchase Rights

On December 19, 2005 and June 21, 2006, the Board of Directors of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”) approved the Stockholder Protection Rights Agreement, dated as of June 27, 2006 (the “Rights Agreement”), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent which provides for a dividend payable on August 23, 2006 of one right (a “Right”) for each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) held of record at the close of business on August 23, 2006, or issued thereafter and prior to the Separation Time (as defined in the Rights Agreement referred to below) and thereafter pursuant to options and convertible securities outstanding at the Separation Time.

The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined in the Rights Agreement), (ii) the close of business on July 22, 2009, (iii) the date on which the Rights are redeemed as described in the Rights Agreement and (iv) immediately prior to the effective time of a consolidation, merger or share exchange of the Company (A) into another corporation or (B) with another corporation in which the Company is the surviving corporation but Common Stock is converted into cash and/or securities of another corporation, in either case pursuant to an agreement entered into by the Company prior to the Stock Acquisition Date (as defined in the Rights Agreement)

Pursuant to the Rights Agreement, each Right entitles the holder, upon certain events, including a person or entity’s acquisition of 15% or more of the Common Stock, to purchase, at an exercise price of $100 per Right (the “Exercise Price”) subject to adjustment, shares of the Common Stock with a value equal to twice the Exercise Price. Notwithstanding the foregoing, for purposes of the definition of “Acquiring Person,” any and all Common Stock acquired directly from the Company, any subsidiary of the Company, any Company employee stock ownership plan and/or other Company employee benefit plan (either through an issuance of new shares by the Company or otherwise) by Mariano Costamagna and/or his affiliates will not be included in the 15% ownership percentage calculation in the definition of “Acquiring Person.” Therefore, the acquisition of any additional shares of the Common Stock by Mariano Costamagna and/or his affiliates directly from the Company, any subsidiary of the Company, any Company employee stock ownership and/or other Company employee benefit plan will not trigger the issuance of Rights under the Rights Agreement; however, any acquisition of the Common Stock by Mariano Costamagna and/or his affiliates from any other person or entity will trigger the issuance of the Rights.

In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions, after the time an Acquiring Person has become such, in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of the Common Stock or (B) the person with whom such transaction or series of transactions occurs is the Acquiring Person or an affiliate or associate thereof, (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other person (other than the Company or one or more of its wholly-owned subsidiaries) or to two or more such persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company, the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event (as defined in the Rights Agreement) until it shall have entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the “Flip-over Entity”), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price (as defined in the Rights Agreement) on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term “Acquiring Person” shall include any Acquiring Person and its affiliates and associates counted together as a single person.

The Rights have certain anti-takeover effects, which may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to a Flip-in Date (as defined in the Rights Agreement) and prior to the time that an Acquiring Person becomes the Beneficial Owner (as defined in the Rights Agreement) of more than 50% of the outstanding Common Stock (other than Rights Beneficially Owned by the Acquiring Person or any affiliate thereof, which Right shall become void), because until such time all (but not less than all) of the Rights may generally be redeemed by the Company at $.01 per Right and, thereafter, each Right will represent only the right to receive the Redemption Price (as defined in the Rights Agreement) in cash for each Right so held.

Additionally, provisions in the Company’s Certificate of Incorporation and Bylaws and in the Delaware corporation law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and Board of Directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. The Company has a staggered board of directors, which makes it difficult for stockholders to change the composition of the Board of Directors in any one year. In addition, the directors may be removed by the Company’s stockholders only for cause upon the affirmative approval of at least 80 percent of the Common Stock entitled to vote generally in the election of directors, which makes it difficult for any minority stockholder to cause the removal and appointment of directors. No stockholder actions may be taken by written consent, unanimous or otherwise, in lieu of a stockholder meeting, and any alteration, amendment or repeal of such provision requires the approval of at least 80 percent of the Common Stock entitled to vote generally in the election of directors, which requires a stockholder that might desire to participate or solicit stockholder action to expend the time and money to attend a stockholder meeting at which a quorum is present. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and Board of Directors.

This summary description of the Rights contained herein does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (which includes as Exhibit A the forms of the Rights Certificate and Election to Exercise) attached as Exhibit 4, which is incorporated in this Registration Statement on Form 8-A by reference.

Item 2.	Exhibits

3.1	Certificate of Incorporation of Fuel Systems Solutions, Inc. (Incorporated by reference to Appendix B to the Prospectus contained in the Registration Statement on Form S-4/A (No. 333-135378) filed on July 7, 2006).

3.2	Bylaws of Fuel Systems Solutions, Inc. (Incorporated by reference to Appendix C to the Prospectus contained in the Registration Statement on Form S-4/A (No. 333-135378) filed on July 7, 2006).

4.1	Stockholder Protection Rights Agreement, dated as of June 27, 2006, by and between Fuel Systems Solutions, Inc. and Chase Mellon Stockholder Services, L.L.C., as Rights Agent. (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 (No. 333-135378) filed on June 27, 2006).

4.2	Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Stockholder Protection Rights Agreement.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FUEL SYSTEMS SOLUTIONS, INC., a Delaware corporation

By:	/s/ Thomas M. Costales
Thomas M. Costales
Chief Financial Officer, Secretary and Treasurer

Date: August 25, 2006

S-1

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation of Fuel Systems Solutions, Inc. (Incorporated by reference to Appendix B to the Prospectus contained in the Registration Statement on Form S-4/A (No. 333-135378) filed on filed on July 7, 2006).

3.2	By-laws of Fuel Systems Solutions, Inc. (Incorporated by reference to Appendix C to the Prospectus contained in the Registration Statement on Form S-4/A (No. 333-135378) filed on filed on July 7, 2006).

4.1	Stockholder Protection Rights Agreement, dated as of June 27, 2006, by and between Fuel Systems Solutions, Inc. and Chase Mellon Stockholder Services, L.L.C., as Rights Agent. (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 (No. 333-135378) filed on June 27, 2006).

4.2	Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Stockholder Protection Rights Agreement.

Exh. Index